SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Mediation and Conciliation Chamber of the Federal Public Administration

Rio de Janeiro, February 28, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras, in continuation of the relevant facts disclosed by the Company on January 8, April 3, July 31 and December 5, 2024 and the market announcements disclosed on December 20, 2023, March 15, April 4, April 19, July 29, September 11, September 18 and December 17, 2024, and February 18, 2025, informs that the Company and the Federal Government (parties) concluded the discussions on the premises of conciliation within the scope of the Mediation and Conciliation Chamber of the Federal Public Administration (CCAF) constituted “for an attempt at conciliation and a consensual and amicable solution between the parties”, according to the decision handed down by Minister Nunes Marques, rapporteur of Direct Action of Unconstitutionality (ADI) No. 7,385, in progress before the Supreme Federal Court.

The parties will make their best efforts to draft a Conciliaton Agreement that will subsequently be submitted for deliberation by the Company's general meeting and for approval by the Federal Supreme Court, which will contain, in summary, the following conditions:

•	The provisions contained in art. 3, paragraph III, items “a” and “b”, of Law No. 14,182, of July 12, 2021, and in articles 6, 7 and 8 of the Company's Bylaws, which prohibit any shareholder or group of shareholders from casting votes in a number greater than 10% of the number of shares into which the Company's voting capital is divided, considering shares acquired before or after the Company's privatization process, are preserved.

•	The Federal Government will recognize, exclusively for the purposes of this conciliation and its subsequent acts, that the shareholders that make up its group are those provided for in the current wording of art. 8 of the Company's Bylaws.

•	The following rights and conditions will be granted to the Federal Government, together with the shareholders that make up its group, on a personal basis (i.e., as a right attributed to the shareholder, and not to the shares, in a non-transferable manner):

o	The Federal Government may appoint 3 of the 10 members of the board of directors and 1 of the up to 5 members of the fiscal council (and respective alternate), respecting the eligibility conditions provided for in the Company's Bylaws.

o	The vacancies for the Federal Government’s nomination on the board of directors will be reduced in the event that its group's participation in the Company's voting capital falls below 30% of said capital, until reaching a level at which the Federal Government will no longer hold the separate rights referred to above.

o	Futures changes in the total number of members of the board of directors will depend on renegotiation between the parties.

o	As long the Federal Government and its group of shareholders hold the right to appoint any members separately, they may not participate in the general election of members of the board of directors or the fiscal council, and in the separate election of the representative of the preferred shareholders on the board of directors or the fiscal council, nor may they request the election of the board of directors by means of a cumulative voting procedure.

•	The Investment Agreement entered into on April 22, 2022 between the Company and Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBPar, related to certain aspects related to Eletronuclear S.A., in particular the financing of the Angra 3 Nuclear Power Plant, will be immediately suspended upon signing of the Conciliation Agreement.

•	The Investment Agreement referred to in the previous item will be terminated if and when there is a decision by the competent bodies determining the resumption of construction of the Angra 3 Nuclear Power Plant.

•	There will be no remaining obligations for new contributions, in any capacity, by the Company as a shareholder of Eletronuclear S.A. or for granting new guarantees in its favor, for any purpose, except as provided below.

•	The interested parties will request the Banco Nacional de Desenvolvimento Econômico e Social - BNDES to structure a new and comprehensive model for the project to complete the construction of the Angra 3 Nuclear Power Plant, and for this purpose, a new and independent extrajudicial mediation process must be established within the scope of the Mediation and Conciliation Chamber of the Federal Public Administration (CCAF), with this specific purpose, which will include the participation of all public and private bodies and entities involved and will observe art. 36, § 4º of Law No. 13.140, of June 26, 2015, with regard to the consent of the Rapporteur Minister of the Federal Court of Auditors.

•	The parties undertake, for the new rounds of negotiations referred to in the previous item, to comply with the premises set forth in art. 10, § 3 of Law No. 14,120, of March 1, 2021, in order to cumulatively meet the economic and financial viability of the project and its financing under market conditions, observing the principles of reasonableness and tariff affordability, after hearing the Empresa de Pesquisa Energética - EPE in relation to the impact on the consumer.

•	The option for the new extrajudicial mediation procedure is the result of an autonomous decision by the parties, and will not be considered related to or prevent the approval of the Conciliation Agreement resulting from the current extrajudicial mediation procedure by the Federal Supreme Court in the proceedings of ADI No. 7,385.

•	The Federal Government will make efforts to support the Company in a possible divestment process for the sale of its shareholding in Eletronuclear S.A., by seeking a new shareholder who can assume, under terms to be agreed upon in due course, the obligations of the Investment Agreement referred to above.

•	The Eletronuclear S.A will issue debentures with a total nominal value of R$2.4 billion reais, to be subscribed by Eletrobras, with restricted use for financing the project to extend the useful life of the Angra 1 Nuclear Power Plant, the issuance of the respective series of which will observe the needs arising from the physical and financial schedule of this project.

•	The debentures referred to above will have the following conditions:

o	Total term of 10 years

o	4- year grace period from each issue
o	The Cost of National Treasury Notes Series B – NTN-B, plus interest, to be agreed upon, exclusively in relation to any installments that may be in default

•	With the exception of installments eventually due after their grace period, the debentures referred to above will be mandatorily convertible into shares of Eletronuclear S.A., if the following conditions are met cumulatively:

o	Reduction of the Sum of Personnel, Material, Third-Party Services and Other Expenses – PMSO of Eletronuclear S.A. up to the regulatory level defined by the National Electric Energy Agency – ANEEL, with a decreasing trajectory and defined until the end of the grace period of the debentures.
o	The assessment of compliance with the regulatory PMSO must observe the occurrence of situations that constitute unforeseeable circumstances or force majeure and cannot consider any expenses:
▪	exclusively related to the construction and operation project of the Angra 3 Nuclear Power Plant; or
▪	arising from the aforementioned PMSO adjustment process.
o	Obtaining additional resources for the full financing of the project to extend the useful life of the Angra 1 Nuclear Power Plant, if necessary, for which the receivables related to this Plant will be given as collateral.
o	Deliberation by the competent bodies determining the resumption of construction of the Angra 3 Nuclear Power Plant, taking into account the completion of new studies by BNDES and the conclusion of the new extrajudicial mediation procedure provided for in this relevant fact, with the Federal Government and/or ENBPar providing their contributions to the financing of this project exclusively through capital or granting of guarantees, respecting at least the amount necessary to prevent the increase in Eletrobras' relative share in the total share capital of Eletronuclear S.A. due to the conversion of debentures into shares, also observing the amounts resulting from the capitalization provided for in the item below.
o	Capitalization of loans or advances for future capital increase outstanding granted by the Federal Government and/or ENBPar in favor of Eletronuclear S.A. for any reason.

•	Of the total debentures referred to above, the amount of R$500 million will not be converted into shares of Eletronuclear S.A., in the event that there is consensus between the parties regarding the modeling for the project to conclude the construction of the Angra 3 Nuclear Power Plant within the scope of the Mediation and Conciliation Chamber of the Federal Public Administration (CCAF) to be established for this specific purpose, as provided for in this relevant fact.

•	Termination of the investment agreement will not result in any change, novation or modification of any nature in the guarantees previously provided by the Company in the financing contracted in favor of Eletronuclear S.A. prior to the privatization of Eletrobras.

•	The receivables from the Angra 1 Nuclear Power Plant, in the amount not committed to the contracting of financing, if necessary, for the full completion of the project to extend the useful life of the aforementioned Angra 1 Nuclear Power Plant, will be given as collateral for the financing obtained prior to the privatization of the Company to enable the completion of the construction of the Angra 3 Nuclear Power Plant.

•	The Company will not object to future capital increases of Eletronuclear S.A. by the Federal Government directly or indirectly, and in any case, corporate legislation will be observed, in particular Law No. 6,404 of December 15, 1976 (Corporation Law), and its provisions protecting the rights of minority shareholders.

Once he preparation of the Conciliation Agreement is completed and if its conditions for the effective execution of the agreement are confirmed, it will be signed between the respective parties, but its effectiveness will be subject to (i) the signing of a term of immediate suspension and conditional termination of the Investment Agreement entered into on April 22, 2022 between the Company and ENBPar, as provided for in this relevant fact; (ii) approval of the terms and conditions of the Conciliation Agreement, and of the amendments to the Company's bylaws regarding its governance rules, by the Company's shareholders, meeting in an extraordinary general meeting to be called in due course, in which the Federal Government and the shareholders related to it must abstain from voting; and (iii) approval of the Conciliation Agreement by the Supreme Federal Court in the proceedings of ADI No. 7,385.

In the event that the conditions of effectiveness (ii) and (iii) set out above have not been met in time for the calling of the Eletrobras Ordinary General Meeting to be held in April 2025, the parties will make their best efforts so that the current Board of Directors of Eletrobras, observing the other premises described in this relevant fact:

•	May include, on a list that will be presented for deliberation by shareholders for the election of the new composition of the board of directors, to be held at the aforementioned meeting, 3 candidates nominated by the Federal Government, of which 1 will be nominated by the Federal Government to have his/her term automatically terminated if any of the conditions for the effectiveness of the Conciliation Agreement are not met.
•	May present, for deliberation at the same meeting, 1 titular candidate and respective alternate to the fiscal council, also indicated by the Federal Government.

The Company will keep the market informed about the matter, especially about the possible signing of the Conciliation Agreement and subsequent calling of the aforementioned meeting.

Eduardo Haiama

Vice-President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.